Exhibit 99.1

Enrollment and randomization of 12,463 participants complete in BiondVax’s pivotal, clinical efficacy, Phase 3 Universal Flu Vaccine trial

Results expected by end of 2020

Jerusalem, Israel – November 18, 2019 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) announced today that enrollment and randomization of 12,463 participants in the pivotal, clinical efficacy, Phase 3 trial of the M-001 universal influenza vaccine candidate is complete.

BiondVax’s M-001 universal flu vaccine candidate is designed as a common denominator to influenza A and B viruses. Results from six completed human clinical trials indicate that M-001 is safe, well-tolerated, and induces an immune response to a broad range of influenza strains. M-001’s single formulation is intended to enable year-round production, vaccination, and stockpiling.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, commented, “The pivotal Phase 3 trial of our universal flu vaccine is being conducted for two flu seasons over a broad geographic area in 12,463 older adults, which is the group most urgently in need of improved protection from the flu. The study will assess how well M-001 protects the participants against flu illness when they are exposed to any circulating flu strain. We are grateful and impressed with the CRO for the tremendous administrative and logistic achievement enabling the recruitment and randomization of 12,463 people. We are excited about the potential for M-001 to reduce illness and death among older and elderly adults as well as reduce influenza-associated health care costs.”

The placebo-controlled, blinded, pivotal, clinical efficacy Phase 3 trial will assess safety and effectiveness of the M-001 vaccine alone in reducing flu illness and severity in 12,463 adults aged 50 years and older, including 6,291 (50.5%) aged 65 and older. 4,042 people were enrolled and randomized in the trial’s first cohort prior to the 2018/19 flu season, and an additional 8,421 people were enrolled in the trial’s second cohort (2019/20 flu season). 83 clinical trial sites in seven eastern European countries enrolled participants. To assess the trial’s primary endpoint of safety and reduction of illness rates, the second cohort’s participants will be monitored for influenza-like illness (ILI) symptoms throughout the upcoming flu season. Swabs will be collected from those with ILI, and influenza confirmation will be conducted by a qualified laboratory. As part of this Phase 3 study, cell-mediated immunogenicity markers of M-001 will be evaluated in a subset of participants. Results are expected by the end of 2020.

As previously reported, the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) reviewed the trial design and allowed BiondVax to proceed. Regulatory authorities in the seven countries in which the trial is being conducted have also allowed the trial to proceed. Participants are volunteers and have provided informed consent.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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